Exhibit 99.1

Perion’s Momentum Continues, Delivering 119% Year-Over-Year Net Income
Growth in the Fourth Quarter 2022; Diluted EPS of $0.79

2022 revenue increased by 34% year-over-year, net income grew by 156% to $99 million; diluted
EPS doubled to $2.06 and adjusted EBITDA increased by 90% to $132 million

Perion names Tal Jacobson as Chief Executive Officer to succeed Doron Gerstel effective August 1st, 2023

Tel Aviv & New York – February 8, 2023 – Perion Network Ltd. (NASDAQ & TASE: PERI), a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – ad search, social media and display/video/CTV advertising – today reported record financial results for the fourth quarter and full year period ending December 31, 2022.

“Perion operates in a dynamic digital advertising market, and our strong financial performance is a clear indication of our unique capability to identify shifts in ad spending, delivering the right solutions at the right time,” said Doron Gerstel, Perion’s CEO. “A three-year EBITDA CAGR of 101% and revenue CAGR of 40% demonstrates the high level of predictability and sustainability of our business model, underpinned by our diversification and profitability-biased strategy. By connecting all our data assets across all media channels on both sides of the open web into an intelligent central hub (iHUB), we’re able to rapidly analyze changes in consumer behavior and shift our business to where media budgets are trending, while consistently delivering superior return on advertising spend to our clients and increasing our profit margins.”

“I’d like to stress that the consistency of our performance over the past three years is even more impressive when you consider the unprecedented volatility presented by the global pandemic, supply chain distortions, interest rate increases, and the resultant emotional swings among advertisers and brands,” added Mr. Gerstel.

Full-Year 2022 Business Highlights

•	Video revenue increased by 129%, representing 43% of Display Advertising revenue

•	CTV revenue increased by 108% year-over-year

•	59% of our agencies and brand customers adopted our SORT™ solution, and generated $59.4 million

•	Customer retention rate of 115%

•	Media margin increased to 42% compared with 40% in 2021

•	The number of publishers increased by 27% year-over-year to 265

•	Average daily searches increased by 11% and average RPM increased by 21% year-over-year

Fourth Quarter 2022 Business Highlights

•	Video revenue increased by 33% year-over-year, representing 42% of Display Advertising revenue

•	CTV revenue increased by 42% year-over-year

•	Increased adoption of our holistic Video Platform solution continues to deliver strong results:

o	72% year-over-year increase in the number of Video Platform publishers

o	78% year-over-year increase in revenue from existing Video Platform publishers

•	Media margin increased to 42% compared with 41% in the fourth quarter of 2021

•	Average daily searches increased by 26% and average RPM increased by 13% year-over-year

Fourth Quarter 2022 Financial Highlights(1)

In millions, except per share data	Three months ended			Year ended
	December 31,			December 31,
	2022	2021	%	2022	2021	%
Display Advertising Revenue	$123.8	$100.2	+24%	$360.7	$265.3	+36%
Search Advertising Revenue	$85.9	$57.8	+49%	$279.6	$213.2	+31%
Total Revenue	$209.7	$158.0	+33%	$640.3	$478.5	+34%
GAAP Net Income	$38.7	$17.7	+119%	$99.2	$38.7	+156%
Non-GAAP Net Income	$44.7	$25.3	+77%	$119.8	$60.0	+100%
Adjusted EBITDA	$48.2	$28.9	+67%	$132.4	$69.6	+90%
Adjusted EBITDA to Revenue ex-TAC	55%	45%		49%	37%
Net Cash from Operations	$38.2	$28.8	+32%	$122.1	$71.1	+72%
GAAP Diluted EPS	$0.79	$0.44	+80%	$2.06	$1.02	+102%
Non-GAAP Diluted EPS	$0.90	$0.62	+45%	$2.47	$1.57	+57%

(1) See below reconciliation of GAAP to Non-GAAP measures

Outlook for 2023

Mr. Gerstel concluded, “We expect the strong business momentum to carry on in 2023. We will continue to execute our strategy, harnessing our innovative capabilities and our efficiency measures to further drive growth and high profitability.”

In millions
	2022	2023 Guidance	YoY Growth %[1]
Revenue	$640.3	$720-$740	14%[1]
Adjusted EBITDA	$132.4	$149-$153	14%[1]
Adjusted EBITDA to Revenue	21%	21%[1]
Adjusted EBITDA to Revenue ex-TAC	49%	50%[1]

(1) Calculated at guidance midpoint

Financial Comparison for the Full-Year of 2022

Revenue: Revenue increased by 34% to $640.3 million in 2022 from $478.5 million in 2021. Display Advertising revenue increased by 36%, accounting for 56% of revenue, mainly driven by 129% growth in video revenue, 108% growth in CTV revenue and 4% increase in the number of agencies and brand customers. Search Advertising revenue increased by 31%, accounting for 44% of revenue, primarily due to a 21% increase in RPM and 11% increase in average daily searches.

Traffic Acquisition Costs (“TAC”): TAC amounted to $372.6 million, or 58% of revenue, compared with $288.0 million, or 60% of revenue, in 2021. The improvement in media margin was primarily due to a favorable product mix and our ability to connect the supply and demand sides of the marketplace, bringing Perion and its client’s significant efficiencies.

Net Income: On a GAAP basis, net income increased by 156% to $99.2 million in 2022 from $38.7 million in 2021. Non-GAAP net income was $119.8 million, or 19% of revenue, compared with $60.0 million, or 13% of revenue in 2021. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: Adjusted EBITDA was $132.4 million, or 21% of revenue (and 49% of revenue ex-TAC), compared with $69.6 million, or 15% of revenue (and 37% of revenue ex-TAC) in 2021. A reconciliation of GAAP Net Income to Adjusted EBITDA is included in this press release.

Cash and Cash Flow from Operations: As of December 31, 2022, cash and cash equivalents and short-term bank deposits amounted to $429.6 million. Net cash provided by operating activities in 2022 was $122.1 million, a 72% increase compared with $71.7 million in 2021.

Financial Comparison for the Fourth Quarter of 2022

Revenue: Revenue increased by 33% to $209.7 million in the fourth quarter of 2022 from $158.0 million in the fourth quarter of 2021. Display Advertising revenue increased by 24%, accounting for 59% of total revenue, mainly driven by 33% growth in video revenue, 42% growth in CTV revenue and 11% increase in the number of agencies and brand customers.  Search Advertising revenue increased by 49% year-over-year, accounting for 41% of revenue, primarily due to a 13% increase in RPM and a 26% increase in average daily searches.

Traffic Acquisition Costs (“TAC”): TAC amounted to $122 million, or 58% of revenue in the fourth quarter of 2022, compared with $93.3 million, or 59% of revenue, in the fourth quarter of 2021. The improvement in media margin was primarily due to a favorable product mix and our ability to connect the supply and demand sides of the marketplace, bringing Perion and its client’s significant efficiencies .

Net Income: On a GAAP basis, net income increased by 119% to $38.7 million in the fourth quarter of 2022  from $17.7 million in the fourth quarter of  2021. Non-GAAP net income was $44.7 million, or 21% of revenue, compared with $25.3 million, or 16% of revenue, in the fourth quarter of 2021. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: Adjusted EBITDA was $48.2 million, or 23% of revenue (and 55% of revenue ex-TAC), compared with $28.9 million, or 18% of revenue (and 45% of revenue ex-TAC) in the fourth quarter of 2021. A reconciliation of GAAP Net Income to Adjusted EBITDA is included in this press release.

Cash and Cash Flow from Operations: Net cash provided by operating activities in the fourth quarter of 2022 was $38.2 million, a 32% increase compared with $28.8 million in the fourth quarter of 2021.

Conference Call

Perion will host a conference call to discuss the results at 8:30 a.m. ET today. A replay and a transcript will be available within approximately 24 hours of the live event on Perion’s website.

Call details:

•	Registration link: https://incommconferencing.zoom.us/webinar/register/WN_vJ4RsH17Ru26T5usdgVv9A

•	Toll Free: 1-877-407-0779

•	Toll/International: 1-201-389-0914

CEO Transition

As disclosed earlier today, Perion has announced that Tal Jacobson will succeed Doron Gerstel as CEO on August 1, 2023.  Additional information can be found in a press release at https://www.perion.com/investors/press-releases/

About Perion Network Ltd.

Perion is a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – ad search, social media and display / video / CTV advertising. These channels are brought together by Perion’s intelligent Hub, which integrates the company’s business assets from both sides of the open Web, providing significant benefit to its brands and publisher customers.

For more information, visit Perion's website at www.perion.com.

Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude stock-based compensation expenses, retention and acquisition related expenses, revaluation of acquisition related contingent consideration, amortization of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains (losses) associated with ASC-842, as well as changes in fair value of earnout contingent consideration. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, acquisition related items consisting of amortization of intangible assets, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements. Revenue excluding Traffic Acquisition Costs (“Revenue ex-TAC”) presents revenue reduced by traffic acquisition costs, reflecting that a portion of our revenue must be directly passed to publishers or advertisers and presents our revenue excluding such items.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should”, “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, data breaches, cyber-attacks and other similar incidents, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 16, 2022. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com
Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenue:
Display Advertising	$123,757	$100,177	$360,690	$265,323
Search Advertising	85,913	57,798	279,566	213,175
Total Revenue	209,670	157,975	640,256	478,498

Costs and Expenses:
Cost of revenue	9,390	7,318	30,404	25,197
Traffic acquisition costs and media buy	122,046	93,342	372,601	288,018
Research and development	9,289	9,245	34,424	35,348
Selling and marketing	16,130	16,799	56,014	53,209
General and administrative	7,886	6,878	23,813	20,933
Depreciation and amortization	3,741	3,598	13,838	9,897
Total Costs and Expenses	168,482	137,180	531,094	432,602

Income from Operations	41,188	20,795	109,162	45,896
Financial expense (income), net	(1,976)	465	(4,502)	581
Income before Taxes on income	43,164	20,330	113,664	45,315
Taxes on income	4,487	2,635	14,439	6,609
Net Income	$38,677	$17,695	$99,225	$38,706

Net Earnings per Share
Basic	$0.84	$0.48	$2.21	$1.13
Diluted	$0.79	$0.44	$2.06	$1.02

Weighted average number of shares
Basic	45,842,833	36,768,367	44,871,149	34,397,134
Diluted	48,872,169	40,349,416	48,071,638	37,829,725

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	December 31,	December 31,
	2022	2021
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$176,226	$104,446
Restricted cash	1,295	1,089
Short-term bank deposits	253,400	217,200
Accounts receivable, net	160,488	115,361
Prepaid expenses and other current assets	12,049	8,075
Total Current Assets	603,458	446,171

Long-Term Assets:
Property and equipment, net	3,611	4,211
Operating lease right-of-use assets	10,130	11,578
Goodwill and intangible assets, net	247,191	245,965
Deferred taxes	5,779	5,228
Other assets	49	79
Total Long-Term Assets	266,760	267,061
Total Assets	$870,218	$713,232

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$155,854	$107,730
Accrued expenses and other liabilities	37,869	40,331
Short-term operating lease liability	3,900	3,615
Deferred revenue	2,377	3,852
Short-term payment obligation related to acquisitions	34,608	38,179
Total Current Liabilities	234,608	193,707

Long-Term Liabilities:
Payment obligation related to acquisition	33,113	33,250
Long-term operating lease liability	7,580	9,774
Other long-term liabilities	11,783	9,541
Total Long-Term Liabilities	52,476	52,565
Total Liabilities	287,084	246,272

Shareholders' equity:
Ordinary shares	398	375
Additional paid-in capital	513,534	496,154
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive loss	(582)	(128)
Retained earnings (accumulated deficit)	70,786	(28,439)
Total Shareholders' Equity	583,134	466,960
Total Liabilities and Shareholders' Equity	$870,218	$713,232

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended		Year ended
	December 31,		December 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities:
Net Income	$38,677	$17,695	$99,225	$38,706
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,741	3,598	13,838	9,897
Stock-based compensation expense	3,205	3,252	11,570	6,985
Foreign currency translation	258	(116)	20	(223)
Accrued interest, net	(1,639)	(80)	(3,646)	(300)
Deferred taxes, net	(2,755)	(2,572)	(1,428)	(2,755)
Accrued severance pay, net	222	330	(106)	663
Gain from sale of property and equipment	(2)	132	(12)	121
Net changes in operating assets and liabilities	(3,536)	6,597	2,658	18,012
Net cash provided by operating activities	$38,171	$28,836	$122,119	$71,106

Cash flows from investing activities:
Purchases of property and equipment, net of sales	(267)	(37)	(1,046)	(532)
Short-term deposits, net	(34,400)	(157,200)	(36,200)	(204,500)
Cash paid in connection with acquisitions, net of cash acquired	-	(35,000)	(9,570)	(38,438)
Net cash used in investing activities	$(34,667)	$(192,237)	$(46,816)	$(243,470)

Cash flows from financing activities:
Issuance of shares in private placement, net	-	169,529	-	230,489
Proceeds from exercise of stock-based compensation	1,392	1,958	5,833	6,898
Payments of contingent consideration	-	-	(9,091)	-
Repayment of long-term loans	-	-	-	(8,333)
Net cash provided by (used in) financing activities	$1,392	$171,487	$(3,258)	$229,054

Effect of exchange rate changes on cash and cash equivalents and restricted cash	228	16	(59)	(33)
Net increase in cash and cash equivalents and restricted cash	5,124	8,102	71,986	56,657
Cash and cash equivalents and restricted cash at beginning of period	172,397	97,433	105,535	48,878
Cash and cash equivalents and restricted cash at end of period	$177,521	$105,535	$177,521	$105,535

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

GAAP Net Income	$38,677	$17,695	$99,225	$38,706
Stock-based compensation	3,205	3,252	11,570	6,985
Amortization of acquired intangible assets	2,988	2,807	11,884	6,875
Retention and other related to M&A related expenses	100	3,547	1,618	9,074
Changes in FV of Earnout contingent consideration	-	(2,246)	(3,816)	(2,246)
Foreign exchange losses (gains) associated with ASC-842	3	169	(821)	(38)
Revaluation of acquisition related contingent consideration	184	286	786	761
Taxes on the above items	(506)	(222)	(651)	(130)
Non-GAAP Net Income	$44,651	$25,288	$119,795	$59,987

Non-GAAP Net Income	$44,651	$25,288	$119,795	$59,987
Taxes on income	4,993	2,857	15,090	6,739
Financial income, net	(2,163)	10	(4,467)	(142)
Depreciation	753	791	1,954	3,022
Adjusted EBITDA	$48,234	$28,946	$132,372	$69,606

Non-GAAP diluted earnings per share	$0.90	$0.62	$2.47	$1.57

Shares used in computing non-GAAP diluted earnings per share	49,511,914	40,613,055	48,496,154	38,176,470